UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 2, 2012

GlaxoSmithKline plc GlaxoSmithKline Capital plc	GlaxoSmithKline Capital Inc.
(Name of registrant)	(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS	1105 North Market Street, Suite 622, Wilmington, Delaware 19801
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-172621) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

GlaxoSmithKline plc, GlaxoSmithKline Capital plc and GlaxoSmithKline Capital Inc. hereby incorporate by reference the following exhibit to this report on Form 6-K into their Registration Statement on Form F-3 (File Nos. 333-172621, 333-172621-01, 333-172621-02).

Exhibit No.	Description of Document

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc GlaxoSmithKline Capital plc and GlaxoSmithKline Capital Inc.
(Registrants)

Date: May 2, 2012

	By:	/s/ VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on behalf of GlaxoSmithKline plc GlaxoSmithKline Capital plc and GlaxoSmithKline Capital Inc.